Exhibit (e)(7)

MICROS SYSTEMS, INC.

EXECUTIVE SEVERANCE PLAN

Effective May 19, 2014

1. INTRODUCTION

The purpose of the Plan is to provide severance benefits to certain key employees of MICROS Systems, Inc. (“MICROS”) upon termination of employment under the terms and conditions described below. The legal rights and obligations of any person having an interest in the Plan are determined solely by the provisions of the Plan.

The Plan is intended to encourage the continued attention and dedication of Eligible Executives to their assigned duties by mitigating concerns about income replacement in the event of their loss of employment without cause. The benefits under the Plan are not intended as deferred compensation and no individual shall have a vested right in such benefits.

MICROS, as the Plan sponsor, has the sole discretion to determine whether an employee may be considered eligible for benefits under the Plan. Nothing in the Plan will be construed to give any employee the right to receive severance benefits, change of control benefits, change of control severance benefits or to continue in the employment of MICROS or the Successor. The Plan is unfunded, has no trustee, and is administered by the Plan Administrator. Please review Section 11, “Amendment and Termination of the Plan,” regarding MICROS’s reservation of future rights.

The Plan shall be effective as of May 19, 2014 and, with respect to all Eligible Executives, supersedes all prior severance pay plans, policies, agreements or practices, whether formal or informal, written or unwritten, of MICROS under which MICROS would have provided payments or severance benefits prior to the effective date of this Plan. The Plan will continue until terminated as provided herein. All capitalized terms shall have the meaning set forth below under “Definitions”.

2. DEFINITIONS

“Annual Base Salary” means an Eligible Executive’s highest annual base salary rate prior to the Eligible Executive’s Employment Termination Date, exclusive of bonuses, commissions and other incentive pay, or other items determined by the Plan Administrator not to constitute Annual Base Salary.

“Change of Control” means the occurrence of one of the following events:

(i)	any “person” (as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of MICROS representing 40% or more of the voting power of the then outstanding securities of MICROS; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which MICROS becomes a subsidiary of another corporation and in which the stockholders of MICROS, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 60% of all votes to which all stockholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote);

(ii)	the consummation of (a) a merger or consolidation of MICROS with another corporation where the stockholders of MICROS, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 60% of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), or where the members of the Board of Directors of MICROS, immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the board of directors of the surviving corporation;

(iii)	a sale or other disposition of all or substantially all of the assets of MICROS, or a liquidation or dissolution of MICROS; or

(iv)	the election of directors to the Board of Directors of MICROS such that a majority of the members of the Board of Directors of MICROS shall be different than the directors who were members of the Board of Directors of MICROS immediately prior to the election or nomination, unless the election or nomination for election of each new director who was not a director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

“Change of Control Benefits” means the benefits provided under Section 4 of the Plan to a Covered Executive on account of a Change of Control.

“Change of Control Severance Benefits” means the severance benefits provided under Section 5 of the Plan to a Covered Executive on account of a covered termination within the Protection Period.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation and Nominating Committee of the Employer or a committee thereof specifically designated by the Employer for purposes of making determinations hereunder.

“Covered Executive” means an Eligible Executive who is employed by MICROS on the date of a Change of Control.

“Eligible Executive” means an employee of MICROS who is designated by the Committee as eligible to participate in the Plan. Only those executive employees of MICROS who have specifically been designated by the Committee pursuant to written resolution as being eligible to participate in the Plan shall be eligible to participate in the Plan and no other employee of MICROS or any of its subsidiaries shall be eligible to participate in the Plan.

“Employment Termination Date” means the date on which an Eligible Executive’s employment relationship with the Employer is terminated.

“Employer” means prior to, and through the date of, a Change of Control, MICROS, and, following the date of a Change of Control, the Successor.

“Good Cause” means the occurrence of:

(i)	criminal acts of an Eligible Executive which result in the Eligible Executive being charged with and convicted of a felony and which are intended to result directly or indirectly in substantial gain or personal enhancement of the Eligible Executive at the expense of the Employer;

(ii)	the determination by a court of competent jurisdiction that there has been a willful or intentional breach by the Eligible Executive of the Restrictive Covenants or an agreement between the Eligible Executive and Employer in a manner which results in material and substantial direct economic harm or damage to the Employer; or

(iii)	the Eligible Executive’s material, repeated and documented failure over a six (6) consecutive month period to perform substantially the duties and responsibilities of the Eligible Executive’s position with the Employer in accordance with reasonable business practices and expectations, which such failure is not remedied within ninety (90) days after receipt of written notice from the Employer of such failure to perform.

“Good Reason” means the occurrence of any of the following circumstances within the Protection Period:

(i)	a material diminution in an Eligible Executive’s authority, responsibilities, duties or status; provided, however, that a mere change in reporting lines or other changes to the Eligible Executive’s role solely as a result of the Employer ceasing to be publicly traded shall not constitute Good Reason unless such cessation fundamentally and significantly affects the nature of the Eligible Executive’s duties and responsibilities;

(ii)	a reduction, without express written consent, of more than 10% of the Eligible Executive’s Annual Base Salary or Target Bonus, other than a one-time reduction of not more than 10% that is also applied to all other executive officers; or

(iii)	a material change in the geographic location at which the Eligible Executive must provide services (i.e., more than fifty (50) miles from the Eligible Executive’s employment location as of the date of the applicable Change of Control);

provided, however, that for an Eligible Executive to terminate employment on account of Good Reason, the Eligible Executive must provide written notice to the Employer within ninety (90) days following the initial existence of the condition that constitutes Good Reason, and the Employer will have a thirty (30) day period to remedy the condition that constitutes Good Reason. If the Employer does not remedy the event constituting Good Reason within such thirty (30) day period, the Eligible Executive’s employment with the Employer will automatically terminate on the first business day immediately following the expiration of such thirty (30) day cure period, unless the Employer determines to provide for an earlier Employment Termination Date.

“Plan” means this MICROS Systems, Inc. Executive Severance Plan.

“Plan Administrator” means the individual(s) appointed by the Committee to administer the terms of the Plan, and if no individual is appointed by the Committee to serve as the Plan Administrator for the Plan, the Plan Administrator shall be the Committee.

“Protection Period” means the period beginning on the date of a Change in Control and ending two (2) years following the date of the Change in Control.

“Release” means an Eligible Executive’s general release and discharge of the Employer and all affiliated persons and entities from any and all claims, demands and causes of action relating to the Eligible Executive’s employment with the Employer and termination thereof, other than as to any vested benefits to which the Eligible Executive may be entitled under any Employer benefit plan, which will be in such form as may be prescribed by the Employer, from time to time and with such modifications as the Employer deems appropriate for the Eligible Executive’s individual situation.

“Restrictive Covenants” means the restrictive covenants set forth in Section 6 of the Plan.

“Severance Benefits” means the severance benefits that may be provided under Section 3 of the Plan to an Eligible Executive on account of a covered termination without Cause.

“Severance Period” means a period of between six (6) and eighteen (18) months, as determined by the Committee in its sole discretion, for which an Eligible Employee is entitled to receive Severance Benefits under this Plan. Severance Periods need not be uniform among Eligible Employees.

“Successor” means any corporation or unincorporated entity or group of corporations or unincorporated entities (including one or more partnerships or individuals) which acquires ownership, directly or indirectly, through merger, consolidation, purchase or otherwise, of the stock or the assets of MICROS that triggers a Change of Control.

“Target Bonus” means an Eligible Executive’s stated annual target bonus for the fiscal year performance period that is in effect as of the Eligible Executive’s Employment Termination Date, disregarding any reduction that would constitute Good Reason.

3. SEVERANCE BENEFITS NOT RELATED TO CHANGE OF CONTROL

A. Severance Benefits. The Committee may provide, in its sole discretion, for the payment of the following Severance Benefits to an Eligible Executive if (A) prior to a Change of Control the Eligible Executive’s employment with the Employer is involuntarily terminated by the Employer other than on account of Good Cause, death or disability, and (B) the Eligible Executive signs, and does not revoke, the Employer’s standard Release within the time period required for such Release, which Release will include an affirmation to the Eligible Executive’s continuing compliance with the Restrictive Covenants set forth in Section 6 of the Plan.

1. Severance Pay. If the Committee determines that an Eligible Executive is eligible for Severance Benefits under this Section 3 of the Plan, the Employer will pay the Eligible Executive a lump sum severance payment equal to (A) the Eligible Executive’s Annual Base Salary for the duration of the Severance Period, plus (B) the Eligible Executive’s pro-rated Target Bonus, which will be pro-rated based upon the period of time the Eligible Executive was employed by the Employer during the Employer’s fiscal year in which the Eligible Executive’s employment with the Employer is terminated. Unless delay is required as described in Section 9 and subject to the Eligible Executive’s execution and non-revocation of the Release, the forgoing payments will begin within sixty (60) days after the Eligible Executive’s Employment Termination Date. If the Eligible Executive dies after becoming entitled to severance payments under this Section 3(A)(1) but before receiving such payments, the severance payments will be paid to the Eligible Executive’s estate within sixty (60) days from the date of the Eligible Executive’s death. There will not be any acceleration of MICROS equity-based awards granted to an Eligible Executive as of the Eligible Executive’s Employment Termination Date in the event of an involuntary termination prior to a Change of Control.

2. Medical and Dental Benefit Coverage. Provided that (A) the Committee determines that the Eligible Executive is eligible for Severance Benefits under this Section 3 of the Plan and (B) the Eligible Executive is eligible for and timely elects COBRA continuation coverage under the Employer’s group health plan and dental plans, the Employer will reimburse the Eligible Executive for the monthly COBRA cost of continued coverage under such plans for the Eligible Executive, and, where applicable, the Eligible Executive’s spouse and dependents, less the amount that the Eligible Executive would be required to contribute for such medical and dental coverage if the Eligible Executive were an active employee of the Employer, for the duration of the Severance Period, commencing with the first calendar month following the Eligible Executive’s Employment Termination Date. The total amount of such reimbursement shall be paid to the Eligible Executive within sixty (60) days of the Eligible Executive’s making the relevant COBRA election, and shall be paid in a single sum (subject to applicable tax withholding). Notwithstanding the foregoing, the Employer reserves the right to restructure the foregoing continued coverage arrangement in any manner reasonably necessary or appropriate to avoid penalties or negative tax consequences to the Employer or the Eligible Executive, as determined by the Employer in its sole and absolute discretion.

B. Ineligibility for Severance Benefits.

1. An Eligible Executive is not eligible for Severance Benefits under this Section 3 of the Plan if (a) the Committee determines, in its sole discretion, that no Severance Benefits shall be paid to the Eligible Executive; (b) a Change of Control has occurred; (c) the Eligible Executive voluntary resigns, including retirement, for any reason or no reason; (d) the Eligible Executive is discharged involuntarily for Good Cause, or the Employer discovers following the Eligible Executive’s Employment Termination Date that the Eligible Executive engaged in conduct that constitutes Good Cause during or after the Eligible Executive’s Employment Termination Date; (e) the Eligible Executive dies prior to his or her Employment Termination Date; (f) the Eligible Executive would be entitled to benefits under any then-applicable Employer-sponsored long-term disability plan if the Eligible Executive were a participant in such plan, subject to the expiration of any applicable waiting period; or (g) the Eligible Executive did not execute the Release within the time period required for such execution, or the Eligible Executive revoked the Release after executing it.

2. Notwithstanding any provision of the Plan to the contrary, the Committee has the sole discretion to determine whether an Eligible Executive shall receive Severance Benefits, the duration of the Severance Period, if any, and whether an Eligible Executive satisfies the eligibility requirements for Severance Benefits.

4. EQUITY AWARD VESTING RELATED TO CHANGE OF CONTROL

Upon a Change of Control, all MICROS equity-based awards granted to a Covered Executive prior to the date of the Change of Control, which are outstanding immediately prior to the date of the Change of Control and which are not vested as of such date, if any, shall be immediately vested as of the date of the Change of Control.

5. SEVERANCE BENEFITS RELATED TO CHANGE OF CONTROL

A. Change of Control Severance Benefits. The Plan provides the following Change of Control Severance Benefits under this Section 5 of the Plan to a Covered Executive if (A) during the Protection Period either (i) the Covered Executive’s employment with the Employer is terminated by the Employer for any reason other than on account of Good Cause, death or disability or (ii) the Covered Executive terminates his or her employment with the Employer for Good Reason; and (B) the Covered Executive signs, and does not revoke, the Employer’s standard Release within the time period required for such Release, which Release will include an affirmation to the Covered Executive’s continuing compliance with the Restrictive Covenants set forth in Section 6 of the Plan.

1. Change of Control Severance Pay. The Employer will pay the Covered Executive a lump sum severance payment in an amount equal to (A) 1.5 multiplied by the sum of (i) the Covered Executive’s Annual Base Salary, and (ii) the Covered Executive’s Target Bonus; plus (B) the Covered Executive’s pro-rated Target Bonus, which will be pro-rated based upon the period of time the Covered Executive was employed by the Employer during the Employer’s fiscal year in which the Covered Executive’s employment with the Employer is terminated. Unless delay is required as described in Section 9 and subject to the Covered Executive’s execution and non-revocation of the Release, the forgoing payments will begin within sixty (60) days after the Covered Executive’s Employment Termination Date. If the Covered Executive dies after becoming entitled to severance payments under this Section 5(A)(1) but before receiving such payments, the severance payments will be paid to the Covered Executive’s estate within sixty (60) days from the date of the Covered Executive’s death.

2. Medical and Dental Benefit Coverage. Provided that the Covered Executive is eligible for and timely elects COBRA continuation coverage under the Employer’s group health plan and dental plans, the Employer will reimburse the Covered Executive for the monthly COBRA cost of continued coverage under such plans for the Covered Executive, and, where applicable, the Covered Executive’s spouse and dependents, less the amount that the Covered Executive would be required to contribute for such medical and dental coverage if the Covered Executive were an active employee of the Employer, for a period of eighteen (18) months, commencing with the first calendar month following the Covered Executive’s Employment Termination Date. The total amount of such reimbursement shall be paid to the Covered Executive within sixty (60) days of the Covered Executive’s making the relevant

COBRA election, and shall be paid in a single sum (subject to applicable tax withholding). Notwithstanding the foregoing, the Employer reserves the right to restructure the foregoing continued coverage arrangement in any manner reasonably necessary or appropriate to avoid penalties or negative tax consequences to the Employer or the Covered Executive, as determined by the Employer in its sole and absolute discretion.

B. Ineligibility for Change of Control Severance Benefits.

1. A Covered Executive is not eligible for Change of Control Severance Benefits under this Section 5 of the Plan if (a) a Change of Control has not occurred; (b) the Covered Executive voluntary resigns, including retirement, for any reason other than Good Reason after the date of the Change of Control; (c) the Covered Executive is discharged involuntarily for Good Cause after the date of the Change of Control, or the Employer discovers following the Covered Executive’s Employment Termination Date that the Covered Executive engaged in conduct that constitutes Good Cause during or after the Covered Executive’s Employment Termination Date; (d) the Covered Executive dies prior to his or her Employment Termination Date; (e) the Covered Executive would be entitled to benefits under any then-applicable Employer-sponsored long-term disability plan if the Covered Executive were a participant in such plan, subject to the expiration of any applicable waiting period; (f) the Covered Executive did not execute the Release within the time period required for such execution, or the Covered Executive revoked the Release after executing it; or (g) the Covered Executive’s employment with the Employer terminates for any reason or no reason, including without Good Cause or for Good Reason, after the last day of the Protection Period.

2. Notwithstanding any provision of the Plan to the contrary, the Committee, in its sole discretion and acting on behalf of the Employer reserves the right to determine whether an Eligible Executive satisfies the eligibility requirements for Change of Control Severance Benefits.

6. RESTRICTIVE COVENANTS

An Eligible Executive’s obligations to the Employer contained in these Restrictive Covenants are in effect while the Eligible Executive is employed by the Employer and shall survive the termination of the Eligible Executive’s employment with the Employer for any reason or no reason and shall be fully enforceable thereafter and are in addition to any other restrictive covenants in which the Eligible Executive may have previously agreed to with the Employer. MICROS may assign these Restrictive Covenants without the Eligible Executive’s consent to a Successor. For the purposes of the following Restrictive Covenants, if a Change of Control occurs, the term “Employer” includes both MICROS and the Successor, and any parent, subsidiary or affiliate thereof.

A. Non-Solicitation. The Eligible Executive agrees that for a period of twelve (12) months following the termination of the Eligible Executive’s employment, the Eligible Executive shall not directly or indirectly, urge any client (or customer) of the Employer with which the Eligible Employee had specific contact during the twelve (12) months prior to the termination of the Eligible Employee’s employment for any reason to discontinue business, in whole or in part, or not to do business, with the Employer.

B. Maintaining Confidential Information. The Eligible Executive agrees at all times during the term of the Eligible Executive’s employment and for a period of eighteen (18) months thereafter to hold in strictest confidence, and not to use, or to disclose to any person, firm or corporation, without the written authorization of the President and CEO of the Employer or authorized designee except if such is to be used or disclosed for the benefit of the Employer, any trade secrets, confidential knowledge, data or other proprietary information of the Employer. By way of illustration and not limitation, such shall include information relating to products, processes, know-how, designs, formulas, methods, developmental or experimental work, improvements, discoveries, plans for research, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, and information regarding the skills and compensation of other employees of the Employer.

C. Prior Employees. For a period of twelve (12) months following the termination of the Eligible Executive’s employment with the Employer for any reason whatsoever, with or without cause, the Eligible Executive shall not recruit, directly or indirectly, for the Eligible Executive’s own business or any business in which the Eligible Executive has an ownership interest, is employed with, or is otherwise affiliated with, any individual who was an employee of the Employer within the period of twelve (12) months preceding the effective date of termination of the Eligible Executive’s employment, unless the Employer shall so otherwise consent in writing.

D. Overbreadth of Restrictive Covenants. It is the intention of the parties that if any restrictive covenant contained in this Plan is determined by a court of competent jurisdiction to be overly broad, then the court should enforce such restrictive covenant to the maximum extent permitted under the law as to scope, geographic area and duration.

7. RESOLUTION OF DISPUTES

A. Arbitration. Subject to the provisions of Section 11, any and all controversies arising out of or relating to the validity, interpretation, enforceability, or performance of the Plan will be solely and finally settled by means of binding arbitration in Columbia, Maryland. The arbitration shall be conducted in accordance with the applicable employment dispute resolution rules of the American Arbitration Association. The arbitration will be final, conclusive, and binding upon the parties. All arbitrator’s fees and related expenses shall be divided equally between the parties.

B. Legal Fees. The arbitrator shall award the Eligible Executive’s reasonable attorneys’ fees and expenses if the Eligible Executive prevails on at least one material issue in dispute, including the attorneys’ fees and expenses the Eligible Executive incurs in connection with any appeal or the enforcement of any award. Any award of attorneys’ fees and expenses to the Eligible Executive shall be paid by the Employer within sixty (60) days following the award of such fees and costs by the arbitrator (or, if later, when such fees and expenses are incurred), but in no event later than December 31 of the calendar year following the year of the conclusion of the arbitration (or, if later, December 31 of the calendar year following the year in which such fees and expenses are incurred).

8. PLAN ADMINISTRATION

The Plan Administrator shall consist of one or more persons appointed by the Committee. The Plan Administrator may, however, delegate to any person, committee or entity any of its power or duties under the Plan. The Plan Administrator will be the sole judge of the application and interpretation of the Plan, and will have the discretionary authority to construe the provisions of the Plan and to resolve disputed issues of fact. Subject to the provisions of Section 11, the Committee will have the sole authority to make determinations regarding eligibility for benefits. Notwithstanding anything to the contrary herein, with respect to those severance benefits not related to Change of Control under Section 3 hereof, the Chief Executive Officer of the Company shall have the unilateral right to determine the severance benefit (if any) of any Eligible Executive who is not deemed an “Executive Officer” of the Company, as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended. Subject to an Eligible Executive’s rights under Section 7 hereof after a Change of Control, the decisions of the Plan Administrator and the Committee in all matters relating to the Plan that are within the scope of its authority (including, but not limited to, eligibility for benefits, Plan interpretations, and disputed issues of fact) will be final and binding on all parties.

9. SECTION 409A

Notwithstanding the other provisions hereof, this Plan is intended to comply with the requirements of section 409A of the Code, to the extent applicable, and this Plan shall be interpreted to avoid any penalty sanctions under section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with section 409A of the Code and, if necessary, any such provision shall be deemed amended to comply with section 409A of the Code and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. All payments to be made upon a termination of employment under this Plan may only be made upon a “separation from service” under section 409A of the Code. For purposes of section 409A of the Code, each payment made under this Plan shall be treated as a separate payment and all installment payments shall be treated as a separate payment.

To the maximum extent permitted under section 409A of the Code, the benefits payable under this Plan are intended to comply with the “short-term deferral exception” under Treas. Reg. section 1.409A-1(b)(4). Further, the severance payments payable under this Plan are intended to comply with the “short-term deferral exception” under Treas. Reg. section 1.409A-1(b)(4) and any remaining severance payment payable under this Plan is intended to comply with the “separation pay exception” under Treas. Reg. section 1.409A-1(b)(9)(iii). If any Severance Benefits, Change of Control Benefits or Change of Control Severance Benefits payable to an Eligible Executive under the Plan during the six (6) month period following the Eligible Executive’s Employment Termination Date do not qualify within either of the foregoing exceptions and constitute deferred compensation subject to the requirements of section 409A of the Code, then such amounts shall hereinafter be referred to as the “Excess Amount.” If at the time of the Eligible Executive’s Employment Termination Date, the Employer’s (or any entity required to be aggregated with the Employer under section 409A of the Code) stock is publicly-traded on an established securities market or otherwise and the Eligible Executive is a “specified employee” (as defined in section 409A of the Code and determined in the sole discretion of the Employer (or any successor thereto) in accordance with the Employer’s (or any successor thereto) “specified employee” determination policy), then the Employer shall postpone the commencement of the payment of the portion of the Excess Amount that is payable within the six (6) month period following the Eligible Executive’s Employment Termination Date with the Employer (or any successor thereto) for six (6) months following the Eligible Executive’s Employment Termination Date. The delayed Excess Amount shall be paid in a lump sum to the Eligible Executive within thirty (30) days following the date that is six (6) months following the Eligible Executive’s Employment Termination Date with the Employer (or any successor thereto) and any installments payable to the Eligible Executive after such six (6) month period shall continue in accordance with their original schedule. If the Eligible Executive dies during such six (6) month period and prior to the payment of the portion of the Excess Amount that is required to be delayed on account of section 409A of the Code, such Excess Amount shall be paid to the personal representative of the Eligible Executive’s estate within sixty (60) days after the Eligible Executive’s death.

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by section 409A of the Code: (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any calendar year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; and (iii) such payments shall be made on or before the last day of the calendar year following the calendar year in which the expense occurred, or such earlier date as required hereunder.

In no event may an Eligible Executive, directly or indirectly, designate the calendar year of payment. To the extent that any amounts payable under this Plan constitute non-qualified deferred compensation subject to section 409A of the Code, notwithstanding any provision of this Plan to the contrary, in no event shall an Eligible Executive’s execution of a Release, directly or indirectly, result in the Eligible Executive’s designation of the calendar year of payment, and if a payment that is subject to the Eligible Executive’s execution of a Release or other agreement could be made in more than one taxable year, payment shall commence in the later taxable year.

10. SECTION 4999 EXCISE TAX

Notwithstanding anything in this Plan to the contrary, in the event it shall be determined that (i) any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Employer (or any of its affiliated entities) or any entity which effectuates a Change in Control (or any of its affiliated entities) to or for the benefit of a Covered Executive (whether pursuant to the terms of this Plan or otherwise) (the “Payments”) would be subject to the excise tax imposed by section 4999 of the Code (the “Excise Tax”), and (ii) the reduction of the amounts payable to Covered Executive under this Plan to the maximum amount that could be paid to the Covered Executive without giving rise to the Excise Tax (the “Safe Harbor Cap”) would provide the Covered Executive with a greater after-tax amount than if such amounts were not reduced, then the amounts payable to the Covered Executive under the Plan shall be reduced (but not below zero) to the Safe Harbor Cap. If required under section 409A of the Code, the reduction of the amounts payable hereunder, if applicable, shall be made to the extent necessary in the following order: (i) if applicable, the acceleration of vesting of stock options and other equity awards with an exercise price that exceeds the then fair market value of the stock subject to the award, (ii) health care and dental coverage under Section 5(a)(2), and (iii) Change of Control Severance Pay under Section 5(a)(1). If the reduction of the amounts payable hereunder would not result in a greater after-tax result to the Covered Executive, no amounts payable to the Covered Executive under the Plan (and no other Payments) shall be reduced, unless consented to by the Covered Executive.

All determinations required to be made under this Section 10 shall be made by the accounting firm that was the MICROS’s primary outside public accounting firm before the Change in Control (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Employer and the Covered Executive within sixty (60) business days of the Employment Termination Date or such earlier time as is requested by the Employer. Any such determination by the Accounting Firm shall be binding upon the Employer and the Covered Employer. Within five (5) business days of the determination by the Accounting Firm as to the Safe Harbor Cap, the Employer shall provide to the Covered Executive such benefits as are then due in accordance with the rights afforded under this Plan.

If a court or the Internal Revenue Service (the “IRS”) finally and conclusively resolves that Payments have been made to, or provided for the benefit of, the Covered Executive by the Employer that exceed the limitations provided in this Section 10, the Covered Executive shall repay the excess payment to the Employer on demand, together with interest on the Excess Payment at the applicable federal rate (as defined in section 1274(d) of the Code). In the event that Payments were not made by the Employer as a result of the uncertainty in the application of section 4999 of the Code at the time of the determination, the Employer shall pay an amount equal to such underpayment to the Covered Executive within sixty (60) days of the determination of the underpayment together with interest on such amount at the applicable federal rate.

11. AMENDMENT AND TERMINATION OF THE PLAN

Subject to the provisions of this Section 11, the Board of Directors of MICROS reserves the right to amend or terminate the Plan, in whole or in part, at any time and for any reason prior to the date of a Change of Control. Following the date of a Change of Control, no amendment can be made to the Plan by the Successor during the Protection Period. An amendment to the Plan after the date of a Change of Control may not discontinue or change any payments to such Eligible Executive who commenced receiving Severance Benefits of Change of Control Severance Benefits under the Plan prior to the effective date of the amendment of the Plan. In addition, no amendment to the Plan or curtailment of any benefit that has already been earned may be made on or, subject to the following sentence, subsequent to the date the Board of Directors has received a bona fide written offer from a person or entity to enter into a transaction that would constitute a Change in Control of MICROS if effected, and which sets forth a specific price or price range to be paid by the offeror with respect to such transaction (an “Offer,” which may be subject to customary conditions, such as satisfactory completion of a due diligence investigation; no material adverse change to the Company’s business, prospects, financial condition or results of operations; favorable stockholder vote, etc.). The prohibition on amendment or curtailment shall remain in effect until three (3) months following the date on which the Board of Directors has reached a determination that the Offer is not viable. At the expiration of such three month period, the Plan may be amended by valid action of the Board of Directors unless (a) the offeror has embarked on a hostile tender offer or comparable hostile effort to effect a Change in Control (which may include, among other things, commencement of, or public announcement of an intention to commence, a proxy solicitation to elect one or more directors or to seek stockholder approval, on an advisory basis or otherwise, of a merger, consolidation, sale of assets or other fundamental business transaction involving MICROS); or (b) a written Offer from a different offeror (unaffiliated with the offeror whose Offer has been deemed not viable) has been presented to the Board of Directors. If the Plan is validly terminated, no further benefits will be payable or provided under the Plan to any Eligible Executive if a Change of Control has not occurred prior to or at the time of such termination.

12. SUCCESSORS AND ASSIGNMENT

This Plan shall bind any successor of the Employer, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Employer would be obligated under this Plan if no succession had taken place. In the case of a Change in Control or any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Employer shall require such successor expressly and unconditionally to assume and agree to perform the Employer’s obligations under this Plan, in the same manner and to the same extent that the Employer would be required to perform if no such succession had taken place.

13. NONALIENATION OF BENEFITS

An Eligible Executive does not have the power to transfer, assign, anticipate, mortgage or otherwise encumber any rights or any amounts payable under this Plan; nor will any such rights or amounts payable under this Plan be subject to seizure, attachment, execution, garnishment or other legal or equitable process, or for the payment of any debts, judgments, alimony, or separate maintenance, or be transferable by operation of law in the event of bankruptcy, insolvency, or otherwise. In the event an Eligible Executive attempts to assign, transfer or dispose of such right, or if an attempt is made to subject such right to such process, such assignment, transfer or disposition will be null and void.

Reviewed and discussed by the Compensation and Nominating Committee of the Board of Directors of MICROS Systems, Inc. on January 27, 2014, and April 28, 2014, and approved by such Committee on May 19, 2014.

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